Exhibit 21.1
LIST OF SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization
nCino APAC Pty Ltd	Australia
FinSuite Pty Ltd	Australia
nCino New Zealand Limited	New Zealand
nCino Global Ltd	United Kingdom
nCino Germany GmbH	Germany
Visible Equity, LLC	Delaware
nCino K.K.	Japan
nCino Canada, Inc.	Canada